UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

GIGA-TRONICS INCORPORATED

(Exact name of the registrant as specified in its charter)

California 001-14605

(State or other jurisdiction of (Commission

incorporation or organization) file number)

5990 Gleason Drive, Dublin, CA 94568

(Address of principal executive offices) (Zip code)

Lutz P. Henckels (925) 328-4650

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2021 to December 31, 2021.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

SECTION 1 – Conflict Minerals Disclosure

This Form SD of Giga-tronics Incorporated (the "Company") is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2021 to December 31, 2021.

Item 1.01 – Conflicts Minerals Disclosure and Report

A copy of Giga-tronics Incorporated’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at www.gigatronics.com

Item 1.02 – Exhibit

A copy of Giga-tronics Incorporated’s Conflict Minerals Report is filed as Exhibit 1.01 hereto.

SECTION 2 – Exhibits

Item 2.01 – Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GIGA-TRONICS INCORPORATED

Date:	August 31, 2022	By:	/s/ LUTZ P. HENCKELS
Executive Vice President Chief Financial Officer and Chief Operating Officer